Leading Brands, Inc.
 First Quarter Report

Period Ended May 31, 2006

Note: These financial statements have not been reviewed by the
Company’s auditors

Report to Shareholders

To our Shareholders:

Net Income for the quarter was $265,000, or $0.02 per share, versus net income of $300,000 or $0.02 per share in Q1 of last year. Gross Revenue for the quarter was $13,234,000, versus $9,156,000 in Q1 of the prior year, an increase of $4,078,000. US dollar quarter over quarter revenue growth accelerated to 44.5%, eclipsing the pace of 35% set in the last half of fiscal 2005.

Discounts, rebates and slotting fees rose from $225,000 in Q1 of 2005 to $1,127,000 this quarter, an increase of more than $900,000, or 400%. These higher amounts were directly related to new slotting fees and promotions supporting the launch of, and expanding distribution for, TrueBlue® and the Company’s other brands. EBITDA for the quarter was approximately $800,000, after deducting more than $125,000 in non-cash stock based compensation charges. Increases in SG&A costs were mostly due to higher sales and marketing charges associated with the growth of the Company’s branded products.

I am extremely pleased with the pace at which our sales continue to grow. When you reflect upon the fact that we are still a relatively small company in an extremely large industry the potential for additional growth is really quite amazing. What I am perhaps most excited about is that we were able to generate a profit and material positive cash flow despite continuing to invest heavily in new listings and promotions. I credit this to the strength of our Integrated Distribution System™.

With our introduction of Caesar’s® Cocktail Mix into the US and the recent North American-wide launch of TREK® Natural Sports Drinks and NITRO™ Energy Drinks we are looking to increase our momentum through the prime Summer selling season. We continue to expand the presence of TrueBlue® in both the United States and Canada and have added regional sales managers in the US Northeast and Mid-West to direct our business there and increase the presence of our brands in those markets.

I truly hope that these results and developments are ultimately reflected in the market capitalization of our Company, which I believe to be significantly under valued when compared with other publicly traded beverage firms.

The Company will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes for -ward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

Leading Brands, Inc - Q1 REPORT	1

Management’s Discussion & Analysis

For the three months ended May 31, 2006

June 20, 2006

The following information should be read in conjunction with the Company’s February 28, 2006 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar .com .

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management throughout most of North America. The Company is North America’s only fully integrated premium beverage company with a coast-to-coast distribution network that supports company brands and a wide range of complementary products from other brand owners. It is also a producer and distributor of private label products and a co-packer for major branded beverage items.

Overall Performance

The Company reported an income of $264,843 in the three months ended May 31, 2006 compared to $300,436 in the same quarter of the prior year. The Company experienced gross revenue growth of $4,078,566, a 44.5% increase over the same quarter of the prior quarter. Although the gross margin increased $536,217 it was impacted by the amortization of slotting fees and discounts to support the branded beverage products. The gross margin increase was offset by an increase in selling, general and administration (SG&A) expenses of $562,832 resulting in a net income slightly lower that the same quarter in the prior year. The increase in SG&A expenses is primarily attributable to increases in the Company’s sales force and marketing costs to promote the Company’s new brands and an increase in non-cash stock based compensation expense of $64,918 mostly due to the increased market price of the Company’s stock, causing the revaluation of certain options granted in previous periods. The Company continues to focus on increasing the distribution of its brands and building its co-pack business while controlling overhead costs.

Results of Operations
INTRODUCTION

The Company is involved in two main business functions, the operation of two bottling plants and the distribution of the Company’s brands and other licensed brands. The plants provide bottling services to large co-pack customers and national grocery chains for their products and also produce the Company’s branded products. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through the Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores.

The Company’s goal is to increase production volume and sales by securing additional volume from its existing co-pack customers, securing new production contracts from customers requiring bottling services, and increasing distribution of the Company’s branded beverage products and other food and beverage products licensed to the Company through distribution contracts. The Company’s major focus is to accomplish this while incurring minimal increases in selling, general and administrative costs to create increased profit for the Company.

Quarter ended May 31, 2006

SALES

	Quarter ended	Quarter ended
Revenue	May 31, 2006	May 31, 2005	Change
Bottling Plant	$4,465,144	$4,123,979	$341,165
Distribution and Other	$8,769,164	$5,031,763	$3,737,401
Total Gross Revenue	$13,234,308	$9,155,742	$4,078,566
Discounts, rebates and	($ 1,127,410)	($ 225,468)	($ 901,942)
slotting fees
Net Revenue	$12,106,898	$8,930,274	$3,176,624

2	Q1 REPORT - Leading Brands, Inc

Gross sales for the quarter ended May 31, 2006 were $13,234,308 compared to $9,155,742 for the previous year, representing an increase of 44.5% .. The increase in plant revenue of $341,165 is the net of an increase in co-packing revenue of $464,133 from the Company’s co-pack customers and a decrease in revenue from sales to customers where the Company supplies the raw materials of $122,968 due to the discontinuance of the production of SoBe® and reduced sales of private label brands. The increase in distri -bution and other revenue of $3,737,401 consists primarily of an increase in sales of branded beverage products. Sales discounts, rebates and slotting fees for the quarter ended May 31, 2006 were $1,127,410 compared to $225,468 in the same quarter of the previous year. The increase of $901,942 represents an increase in sales discounts, rebates and slotting fees related to the sales of branded products in the amount of $849,977 and an increase in volume rebates related to the bottling plant in the amount of $51,965.

COST OF SALES AND MARGIN

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2006	May 31, 2005	Change
Bottling Plant	$2,468,103	$2,222,732	$245,371
Distribution and Other	$6,064,382	$3,669,346	$2,395,036
Total	$8,532,485	$5,892,078	$2,640,407

Cost of sales for the quarter ended May 31, 2006 was $8,532,485 compared to $5,892,078 for the same quarter of the previous year, representing an increase of 44.8% . The increase in plant cost of sales of $245,371 is the net of an increase in co-packing cost of sales of $356,797 from the Company’s main co-pack customers and a decrease in cost of sales for customers where the Company supplies the raw materials of $111,426 largely due to the discontinuance of the production of SoBe® and reduced volume of private label brands. The increase in distribution and other cost of sales of $2,395,036 consists primarily of an increase in cost of sales for branded beverage products.

	Quarter ended	Quarter ended
Margin	May 31, 2006	May 31, 2005	Change
Bottling Plant	$1,892,079	$1,848,251	$43,828
Distribution and Other	$1,682,334	$1,189,945	$492,389
Total	$3,574,413	$3,038,196	$536,217
Margin Percentage	29.5%	34.0%	(4.5%	)

Margin for the quarter ended May 31, 2006 was $3,574,413 compared to $3,038,196 in the same quarter of the previous year, an increase in margin of $536,217. The decrease in margin percentage of 4.5% is due to increased sales discounts and slotting fees to promote branded beverage products. The increase in plant margin of $43,828 is the result of an increase in co-packing margin of $55,368 from the Company’s main co-pack customers and a decrease in margin from sales to customers where the Company supplies the raw materials of $11,540 largely due to the discontinuance of the production of SoBe® and reduced volume of private label brands. The increase in distribution and other margin of $492,389 consists primarily of an increase in margin from branded beverage products.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

These expenses increased $562,832 from $2,213,487 to $2,776,319, or 25.4% . Selling and marketing expenses increased $288,266 due to increased selling and marketing expenditures to promote the Company’s new brands and the effects of currency translation, while plant, warehousing and administration expenses increased by $274,566 mostly due to increased outside storage costs due to higher inventory levels, higher comparative legal and audit costs mostly due to a legal fee recovery of $47,300 in the same period of the prior year, higher stock based compensation of $64,918 and the effects of currency translation.

OTHER EXPENSES

Depreciation remained consistent with the same quarter of the prior year at $204,501 compared to $206,362. Amortization of deferred costs also remained consistent at $21,315 compared to $22,170 in the same quarter of the prior year. Interest increased by $47,072 from $78,696 to $125,768 due to higher average borrowing levels, higher interest rates and the elect of currency translation. In the quarter ended May 31, 2006, the company recorded a non-cash income tax expense in the amount of $181,667 corresponding to operating income in the Canadian operating entity, compared to $217,302 in the same quarter of the prior year.

Leading Brands, Inc - Q1 REPORT	3

Summary of Quarterly Results

	MAY 31			FEBRUARY 28		NOVEMBER 30		AUGUST 31
	2006	2005		2006	2005	2005	2004	2005	2004
Net sales / operating revenue	$12,106,898	$8,930,274		$8,079,388	$6,623,496	$8,846,295	$6,864,239	$10,902,909	$10,793,438
Income (loss)	$264,843	$300,436	$	(866,883)	$150,638	$(550,880)	$(433,760)	$(158,101)	$512,429
Income (loss) per share	$0.02	$0.02		($0.05)	$0.01	($0.04)	($0.03)	($0.01)	$0.03
Net Income (loss) per share,	$0.02	$0.02		($0.05)	$0.01	($0.04)	($0.03)	($0.01)	$0.03
fully diluted

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The new stock based compensation rules create a non-cash expense to sales general and administration expenses. Income/ loss by quarter would be as follows without this expense:

	MAY 31		FEBRUARY 28			NOVEMBER 30			AUGUST 31
	2006	2005	2006	2005		2005		2004	2005	2004
Income (loss)	$264,843	$300,436	$(866,883)	$150,638	$	(550,880)	$	(433,760)	$(158,101)	$512,429
Stock based compensation	$125,128	$60,210	$83,370	$68,205		$55,165		$15,023	$97,380	$155,053
Income (loss) excluding stock based	$389,971	$360,646	$(783,513)	$218,843		$(495,715)		$(418,737)	$(60,721)	$667,482
compensation expense

Liquidity and Capital Resources

As at May 31, 2006 the company had positive working capital of $408,923 compared to negative working capital of $307,554 at February 28, 2006. This improvement in working capital mostly resulted from cash generated through operating income and proceeds from the issuance of common shares on the exercise of options. Bank indebtedness at May 31, 2006 was $4,237,834 compared to $2,617,294 for the prior year-end. There were no cash or cash equivalents as at May 31, 2006 or at the prior year-end. The Company was in compliance with all covenants at May 31, 2006.

The Company has an operating line of $4,993,191, subject to the availability of eligible collateral, resulting in unused borrowing capacity of $755,357 at May 31, 2006. The Company believes that it currently has sufficient working capital to continue operations for the next twelve months and thereafter.

Net cash utilized in operating activities for the three months ended May 31, 2006 was $1,414,637 compared to $299,296 in the same quarter of the prior year. A major difference between the current quarter and the same quarter of the prior year is the change in non-cash working capital items. In the quarter ended May 31, 2006, working capital changes utilized $2,212,091 due to an increase in accounts receivables that utilized $1,640,593 due to higher sales volumes, an increase in inventory that utilized $71,399, an increase in prepaid expenses that utilized $30,958 due to higher prepaid insurance and other deposits net of lower prepaid slotting fees, and a decrease in accounts payable that utilized $469,141. In same quarter of the prior year, working capital changes utilized $1,105,519 due to an increase in trade accounts receivables that utilized $623,965 related to seasonal increases in sales, an increase in inventory that utilized $1,202,435 due to the Company’s new TrueBlue® product, an increase in prepaid expenses that utilized $178,496 for prepaid general insurance premiums and slotting fees offset by an increase in accounts payable that generated $899,377.

Net cash utilized in investing activities was $110,434 compared to $53,648 in the same quarter of the prior year. In the current quarter, $110,434 was expended on the purchase of capital assets compared to $60,204 in quarter ended May 31, 2005. In the current quarter, $74,878 was expended on equipment for the bottling operations, $23,979 was expended on vehicles and $11,577 was expended on office equipment and software. In the quarter ended May 31, 2005, $40,460 was expended on equipment for the bottling operations, $9,043 was expended on vehicles and $10,701 was expended on office equipment and software. In the quarter ended May 31, 2005, the sale of assets generated $6,556 from the sale of vehicles.

4	Q1 REPORT - Leading Brands, Inc

Financing activities generated $1,525,071 compared to $352,944 in the same quarter of the prior year. In the current quarter, the Company repaid long-term debt of $138,268 compared to $214,372 in the quarter ended May 31, 2005 due to the longer amortization of the term loan. In the current quarter the Company generated $1,538,236 from an increase in bank indebtedness compared to $567,316 in the same quarter of the prior year mostly due to the increase in the bank operating line limit to sustain higher accounts receivable and inventory levels supporting the Company’s sales growth. In the quarter ended May 31, 2006, the Company generated $125,103 from the issuance of common shares relating to the exercise of options.

Trend Information

Sales in the current fiscal year continue to trend higher than the comparable period in the prior year. This is primarily due to the increased sales of branded beverage products. The strength of the Canadian dollar compared to the US dollar over the prior year has a positive effect on the Company’s cost of goods sold in the Canadian market. This is partially offset by the increased costs of goods sold into the US market.

Related Party Transactions

The Company had no changes to related party agreements during the quarter.

Disclosure of Outstanding Share Data

At June 20, 2006 the Company had 15,237,088 issued and outstanding common shares.

There were also 2,807,500 issued and outstanding stock options, of which 2,047,501 were vested.

Leading Brands, Inc - Q1 REPORT	5

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	May 31	February 28
(EXPRESSED IN UNITED STATES DOLLARS)	2006	2006

ASSETS
Accounts receivable	$5,053,360	$3,256,711
Inventory	4,332,752	4,127,551
Prepaid expenses and deposits (Note 2)	793,275	737,820
Future income taxes - current (Note 3)	308,670	299,137
	10,488,057	8,421,219

Property, plant and equipment	10,190,079	9,970,301
Trademarks and rights	98,920	95,865
Goodwill (Note 4)	3,044,524	2,950,504
Deferred costs	52,304	72,004
Other	45,393	43,991
Future income taxes - long term (Note 3)	2,154,546	2,269,677
Total Assets	$26,073,823	$23,823,561

LIABILITIES
Bank indebtedness	$4,237,834	$2,617,294
Accounts payable and accrued liabilities	5,129,966	5,440,685
Current portion of long-term debt (Note 5)	711,334	670,794
	10,079,134	8,728,773
Long-term debt (Note 5)	3,740,032	3,781,375
	$13,819,166	$12,510,148

SHAREHOLDERS’ EQUITY
Share capital (Note 6)
Common shares	25,960,050	25,835,587
Contributed surplus	1,718,386	1,593,258
Currency translation adjustment	3,321,564	2,894,754
Deficit	(18,745,343)	(19,010,186)
	12,254,657	11,313,413
Total Liabilities and Shareholders’ Equity	$26,073,823	$23,823,561

6	Q1 REPORT - Leading Brands, Inc

Leading Brands, Inc.
Consolidated Statement of Income and Deficit

(UNAUDITED)	Three months ending	Three months ending
(EXPRESSED IN UNITED STATES DOLLARS)	May 31, 2006	May 31, 2005

Gross Sales	$13,234,308	$9,155,742
Less: Discounts, rebates and slotting fees	(1,127,410)	(225,468)
Net Sales	12,106,898	8,930,274

Cost of sales	8,532,485	5,892,078
Selling, general & administration expenses	2,776,319	2,213,487
Amortization of property, plant and equipment	204,501	206,362
Amortization of deferred costs and other	21,315	22,170
Interest on long term debt	74,363	48,566
Interest on current debt	51,405	30,130
Loss on sale of assets	0	(257)
	11,660,388	8,412,536

Net income before taxes	446,510	517,738

Income tax expense	181,667	217,302
Net income	264,843	300,436

Deficit, beginning of period	(19,010,186)	(17,734,758)

Deficit, end of period	$(18,745,343)	$(17,434,322)

EARNINGS PER SHARE
Basic	$0.02	$0.02
Diluted	$0.02	$0.02

Weighted average number of shares outstanding	15,114,322	15,045,069

Leading Brands, Inc - Q1 REPORT	7

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months ending	Three months ending
(EXPRESSED IN UNITED STATES DOLLARS)	May 31, 2006	May 31, 2005
Cash provided by (used in)

OPERATING ACTIVITIES
Net income	$264,843	$300,436
Items not involving cash
Depreciation and amortization	225,816	228,532
(Gain) / Loss on sale of assets	-	(257)
Changes in non-cash operating working	(2,212,091)	(1,105,519)
capital items (Note 7)
Future income taxes	181,667	217,302
Stock based compensation expense (Note 6)	125,128	60,210
	(1,414,637)	(299,296)
INVESTING ACTIVITIES
Purchase of property, plant & equipment	(110,434)	(60,204)
Proceeds on sale of property, plant & equipment	-	6,556
	(110,434)	(53,648)
FINANCING ACTIVITIES
Increase in bank indebtedness	1,538,236	567,316
Issuance of common shares	125,103	-
Repayment of long-term debt	(138,268)	(214,372)
	1,525,071	352,944

Cash, beginning and end of year	-	-

Interest paid	$117,269	$78,042
Income tax paid	-	-

8	Q1 REPORT - Leading Brands, Inc

Leading Brands, Inc.
Notes to Consolidated Financial Statements
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

1. BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements. Certain of the comparative figures have been reclassified to conform with the current period’s presentation.

Results of operations for interim periods are not indicative of annual results.

2. PREPAID EXPENSES AND DEPOSITS

	May 31, 2006	February 28, 2006
Slotting fees	$353,548	$483,173
Insurance premiums	198,944	78,984
Rental deposits and other	240,783	175,663
Total prepaid expenses and deposits	$793,275	$737,820

3. INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The Company continues to record current and future income tax amounts based on the Company’s results at the current income tax rate and expected net realizable value. Although the Company has tax loss carry-forwards and other future income tax assets, there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

4. GOODWILL

Goodwill is recorded at cost less amounts written of to reflect a permanent impairment in value. The change in the goodwill balance from February 28, 2006 is due to translation adjustments.

5. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants as at May 31, 2006. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

6. SHARE CAPITAL

authorized:	May 31, 2006
Common shares without par value	500,000,000
Preferred shares without par value
designated into the following series:
Series “A” preferred shares, without par value	1,000,000
Series “B” preferred shares, without par value	100
Series “C” preferred shares, without par value	1,000,000
Series “D” preferred shares, without par value	4,000,000
Series “E” preferred shares, without par value	4,000,000
Undesignated	9,999,900
Issued: Common shares without par value
Outstanding at February 28, 2006	15,084,068
Issued	91,168
Outstanding at May 31, 2006	15,175,236

	Issued and	Weighted
Stock options granted, exercised and	outstanding	average
cancelled since February 28, 2006	options	exercise price
Outstanding at February 28, 2006	2,945,520	$1.13
Issued	15,000	2.57
Exercised	(91,168)	1.37
Cancelled	0	-
Outstanding at May 31, 2006	2,869,352	$1.130

At May 31, 2006, there were 2,109,353 vested options outstanding at an average exercise price of $1.13

Leading Brands, Inc - Q1 REPORT	9

In the quarter ended May 31, 2006, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions as follows: risk-free rate - 4.45%, dividend rate - 0%, volatility factor - 104% and weighted average expected life of the options in months - 120. Fair value - $2.3656 per option.

7. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months ending	Three months ending
	May 31, 2006	May 31, 2005
Accounts receivable	($ 1,640,593)	($ 623,965)
Inventory	(71,399)	(1,202,435)
Prepaid expenses	(30,958)	(178,496)
Accounts payable and	(469,141)	899,377
accrued liabilities
Changes in non-cash operating	($ 2,212,091)	($ 1,105,519)
working capital items

8. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

9. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

10	Q1 REPORT - Leading Brands, Inc

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated premium beverage company .

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX .com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi	Robert Mockford
VP of Bottling Operations	VP of Operations

Richard Chartier	Dave Read
VP of Business Development	President – LBI Brands, Inc.

Jody Christopherson	Joanne Saunders
VP of Sales, Western Canada	VP of Marketing

Thomas Gaglardi	Pat Wilson
Secretary	VP of Sales, and
President – Leading Brands USA, Inc
Donna Higgins, CGA
Chief Financial Officer

Ralph D.McRae
Chairman, President and Chief Executive Officer

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX .com

Leading Brands, Inc - Q1 REPORT	11